SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of February, 2016

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

8 February 2016

Aviva appoints Claudia Arney as an Independent Non-Executive Director

Aviva plc ("Aviva" or the "Company") has appointed Claudia Arney as an independent non-executive director of the Company with effect from 8 February 2016. She will also join the Nomination Committee.

Claudia has a wide range of experience as both an executive and non-executive director across financial services, digital and government and brings a wealth of expertise transforming and expanding businesses online and building digital capabilities. She is currently a non-executive director of Derwent London plc, Halfords Group plc and the Premier League. She is also a member of the Advisory Board of the Shareholder Executive.

Previously Claudia was Deputy Chairman and Senior Independent Director of Telecity plc until January 2016. She was also Chairman of the Public Data Group from 2012 to 2015 and a non-executive director of Which?, Doctors.net.uk, Transport for London and Partnerships UK. In her executive career, Claudia was Group Managing Director of Emap between 2008 and 2010 and was responsible for transforming the predominantly print trade publishing business into a digital data and information business. Prior to that she was Director of the Enterprise and Growth Unit at HM Treasury, and Executive Director at Goldman Sachs.

Sir Adrian Montague, Chairman, said:
"Claudia is a very welcome addition to Aviva's board. Claudia's experience as both an executive and a non-executive in a variety of sectors, including government and financial services will be invaluable to Aviva. Claudia has a wealth of digital and technological experience and I am confident she will be a real asset to the Board."

Enquiries:

Media

Nigel Prideaux                                                                        +44 (0)20 7662 0215
Andrew Reid                                                                           +44 (0)20 7662 3131

Analysts

Chris Esson                                                                            +44 (0)20 7662 8115
David Elliot                                                                             +44 (0)20 7662 8048

Notes to editors:

•      In accordance with paragraph LR 9.6.13R of the listing rules, Aviva confirms there is no information to be disclosed in terms of LR 9.6.13R (2) to LR 9.6.13R (6) inclusive in respect of Claudia Arney.

• At the date of this announcement, Claudia Arney has no beneficial interests in ordinary shares of Aviva.

• Claudia Arney appointment has been approved by the Financial Conduct Authority and Prudential Regulation Authority.

• Aviva provides life insurance, general insurance, health insurance and asset management to 34* million customers, across 16 markets worldwide.

•      In the UK we are the leading insurer serving one in every four households and have strong businesses in selected markets in Europe, Asia and Canada. Our shares are listed on the London Stock Exchange and we are a member of the FTSE100 index.

• Aviva's asset management business, Aviva Investors, provides asset management services to both Aviva and external clients, and currently manages over £250 billion in assets.

• Aviva helps people save for the future and manage the risks of everyday life; we paid out £24.6 billion in benefits and claims in 2014.

• By serving our customers well, we are building a business which is strong and sustainable, which our people are proud to work for, and which makes a positive contribution to society.

• The Aviva media centre at http://www.aviva.com/media/ includes company information, images, and a news release archive.

• For an introduction to what we do and how we do it, please click here http://www.aviva.com/about-us/aviva/

• For broadcast-standard video, please visit http://www.aviva.com/media/b-roll-library/

• Follow us on twitter: www.twitter.com/avivaplc/

* Before the deduction of overlapping customers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 08 February, 2016
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary